December 26, 2018


Via E-mail

Ms. Trina Sandoval, Esq.
Associate General Counsel
New York Life Insurance and Annuity Corporation
51 Madison Avenue
New York, New York 10010

       Re:     NYLIAC Variable Annuity Separate Account-III
               File Nos. 333-228039 and 811-08904

Dear Ms. Sandoval:

        On October 29, 2018, a registration statement on Form N-4 was filed by NYLIAC
Variable Annuity Separate Account-III (the "Registrant"). Based on the representations in the cover letter accompanying the registration statement, we have selectively reviewed the registration statement and have provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General

   1. Please fill in all blanks and bracketed information in the registration statement so that the staff may review it. Please also file all financial statements and exhibits.

Definitions, page 3

   2. We note the definitions of Return of Premium Death Benefit and Step-up Death Benefit.
      Please describe these benefits in the body of the prospectus.

Total Annual Portfolio Operating Expenses, page 6

   3. Please delete footnote 6 of this table, given that the Fidelity VIP Government Money
      Market Portfolio isn't an Investment Division to which premium payments can be allocated under the policy. Please also advise whether there will be a deduction for expenses during the Free Look period.
 Ms. Trina Sandoval, Esq.
New York Life Insurance and Annuity Corporation
December 26, 2018
Page 2


Guaranteed Maximum Charge Examples, page 7

   4. Please advise why there is a row for "without IPR rider," given that this rider is applicable to all contracts.

Condensed Financial Information, page 13

   5. Please confirm supplementally that condensed financial information has not been provided for any subaccount offered under the policies covered by this registration statement because no such subaccount has commenced operations as of the date of the prospectus. Alternatively, if any subaccount has been previously made available under any other policy offered through the same separate account (e.g., the other policy has the same underlying fund option and same total separate account expense), then please include in the prospectus the accumulation unit values and number of accumulation units outstanding for each such subaccount from the date of its inception (or for ten years, if less). See Form N-4, Item 4(a), Instruction 1.

The Portfolios, page 14

   6. In light of fact that there is currently only one investment option offered under the policy, please revise the next to last paragraph on page 15 to state that an investor should consult with his/her registered representative to determine whether a policy that only offers one investment option is appropriate. In the three following paragraphs, please remove all disclosure that does not pertain to the investment option offered under the policy.

Additions, Deletions, or Substitutions of Investments, page 16

   7. Given that there is currently only one Eligible Portfolio, please disclose that, notwithstanding the right to delete described under this heading, there will always be an
      Eligible Portfolio that is substantially similar in investment objectives, strategies and
      polices to the Fidelity VIP FundsManager  60%   Investor Class.

Your Right to Cancel ("Free Look"), page 19

   8. Please explain the reference to "deductions noted above" appearing in the second paragraph under this heading. No deductions appear to be described.

California Purchaser Aged 60 or Older, page 19

   9. Please revise disclosure in this section to state that, if premium payments are allocated to the Fidelity VIP Government Money Market Portfolio and the policy is cancelled during the Free Look period, NYLIAC will return the greater of premium payments or
      Accumulation Value.
 Ms. Trina Sandoval, Esq.
New York Life Insurance and Annuity Corporation
December 26, 2018
Page 3


Investment Preservation Rider   P Series, page 24

   10. In subsection (ii), please revise the first sentence so that it more clearly communicates the situation being described.

   11. Disclosure states that the IPR reset will take effect on the Rider Reset Effective Date, and, at such time, the Guaranteed Amount will be increased to equal the Accumulation
       Value on that date. Please disclose the valuation date, or, if the valuation date is the
       Rider Reset Effective Date, please use that defined term, rather than the phrase "that date."

   12. In the second full paragraph on page 25, please clarify the parenthetical regarding the possible application of surrender charges. Disclosure states that surrender charges will no longer be applied after 7 years, and the Holding Period is ten years.

   13. We note the third full paragraph on page 25. Please disclose whether charges assessed for the IPR prior to the date of any partial withdrawal will be retroactively adjusted.
       Please also disclose that IPR charges cease as of date that the IPR is cancelled.

Records and Reports, page 27

   14. Please explain the legal basis for requiring contract owners to notify you of errors in confirmations and quarterly statements within 15 days. See FINRA NTM
06-72.

Investment Preservation Rider   P Series Charge, page 28

   15. Please confirm that the current IPR charge will not increase for policies issued pursuant to this registration statement, unless the contract owner elects to reset. Also, it is unclear how the increase to the charge is determined in the event a contract owner elects a reset.
       Please specify. Revise the fee table as appropriate.

       Please also note that a maximum charge disclosed in the fee table should be the maximum guaranteed charge that can be imposed under the policy based on the current prospectus, and not the maximum charge that may be imposed in the future (i.e., a charge that would not apply to current purchasers or existing policy owners). Increases in charges that would apply only to future sales typically should be made in a future amendment to the registration statement. Please revise the IPR maximum charge as applicable.

Fund Charges, page 29

   16. In the second paragraph in this section, please refer to the money market portfolio specifically.
 Ms. Trina Sandoval, Esq.
New York Life Insurance and Annuity Corporation
December 26, 2018
Page 4


Death Before Annuity Commencement, page 31

      17. We note the last paragraph on page 31. Please revise the second and following sentences to more clearly describe the process when more than one Beneficiary is named.
          Disclosure initially states that each Beneficiary will receive a pro rata portion of the policy, and then proceeds to state that the "remaining balance" will be distributed to
          "other Beneficiaries." Also, in the third sentence of this paragraph, please revise the phrase "remaining balance in the policy" to state "remaining balance in the Investment
          Division(s) in which the policy is invested on the date we receive proof of death...."

                                         *   *   *    *   *

       We note that portions of the filing are incomplete. We may have additional comments on those portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

        We remind you that the Registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

         You may contact me at (202) 551-3503 if you have any questions.


                                                              Sincerely,

                                                              /s/ David L.
Orlic

                                                              David L. Orlic
                                                              Senior Counsel


cc:      Sally Samuel, Esq., Branch Chief
         William J. Kotapish, Esq., Assistant Director
         Disclosure Review and Accounting Office